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                                 (CANWEST LOGO)

                                  NEWS RELEASE

For Immediate Release
October 11, 2005

           CANWEST'S AUSTRALIAN OPERATIONS REPORT RECORD F2005 RESULTS TELEVISION EBITDA UP 16%, EYE CORP RECORDS 74% EBITDA GROWTH

 WINNIPEG, Oct. 11 - CanWest Global Communications Corp. announced today that The TEN Group Pty Limited (TEN), which owns CanWest's Australian television and out-of-home advertising operations, reported consolidated revenues of A$956 million for the year ended August 31, 2005, an increase of 14% from the A$836 million recorded for the previous fiscal year. TEN's consolidated EBITDA of A$342 million grew by 19% compared to the A$287 million for the previous fiscal year. CanWest holds a 56.4% economic interest in TEN.

TEN's television operations recorded 16% growth in EBITDA to A$316 million for the year from A$272 million F2004, on an 11% revenue increase to A$839 million. Eye Corp, TEN's out-of-home advertising business, generated a 74% increase in EBITDA to $26 million for F2005, compared to A$15 million in the prior year. Revenues at Eye Corp grew to A$117 million for the year, a 46% increase from revenues of A$80 million in the previous year.

For the quarter ended August 31, 2005, TEN reported a 9% gain in consolidated revenue to A$232 million from A$211 million for the fourth quarter last year. Consolidated EBITDA for the fourth quarter increased by 3% to A$73 million compared to A$71 million for the fourth quarter of fiscal 2004.

These results are recorded in accordance with Australian GAAP and will be subject to foreign currency translation and adjustment to Canadian GAAP upon consolidation with CanWest's other media operations.

Tom Strike, President, CanWest MediaWorks International, said this year's record results are a remarkable achievement, particularly coming on top of two consecutive years in which TEN set previous records in revenues and EBITDA. "TEN has not only outstripped its rivals to remain Australia's most profitable television business," said Mr. Strike, "but has also expanded its share of the metropolitan television advertising market to 31% at the expense of its rival networks." Mr. Strike also noted the significant gains in revenue and EBITDA at Eye Corp, adding, "Eye has implemented a winning strategy of growing higher margin concessions, weeding out less profitable operations, and building its market share. Eye is now closing in on 25% of the Australian out-of-home advertising market and boasts sector-leading margins."

Nick Falloon, TEN's Executive Chairman, noted that TEN has increased its lead as the most profitable of Australia's television broadcasters by means of its relentless focus on containing operating costs, while also making strategic programming investments. "This was a very competitive year in Australian television," said Mr. Falloon. "But TEN's strategy of consistently

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providing programming that delivers its target demographic of 16 to 39 year old
Australians, paid off once again, winning the ratings battle for its target demographic for the fifth straight year."

"TEN is currently in the tightest ratings race for the broader 16 to 54 year old category since the introduction of people meters into Australia in 1991," added Mr. Falloon. "Only a few percentage points separate the three commercial television networks for the overall top spot." TEN's "big event" television programs, such as Australian Idol, Big Brother and the Australian Football League, continue to drive viewers to the network, but domestic programs such as Rove Live and Neighbours, along with hit shows such The Simpsons, The OC, Law & Order, House and Numb3rs, have all added to the successful mix.

Looking ahead, Mr. Falloon said, "2005 has been a tremendous financial year for TEN and we expect that it will maintain its leading financial performance in the Australian television and out-of-home advertising sectors. There has been some softening and shortening in the Australian advertising market since the end of the financial year, and as a consequence TEN does not expect in its first quarter of F2006 the record levels of revenues and EBITDA achieved in the first quarter of F2005. It is important to remember that the first quarter has in the past several years reported the most year-on-year growth, and therefore the comparables are the most challenging for this quarter." The Turin Winter Olympic Games and the Melbourne Commonwealth Games, both to be broadcast on rival networks early in calendar 2006, could also have some temporary impact on regular viewing patterns. Nevertheless, TEN is producing a very strong schedule for the coming year that is focused on maintaining its strong hold on viewers in its target 16-39 demographic."

CanWest received distributions of interest and dividends from Network TEN of A$154.3 million over the course of fiscal 2005, compared to A$109.4 million received in fiscal 2004. Regular dividends declared by TEN increased by 19% in fiscal 2005 compared to its previous fiscal year.

This news release contains comments or forward-looking statements that are based largely upon TEN's current expectations and are subject to certain risks, trends and uncertainties. These factors could cause actual future performance to vary materially from current expectations. The Company may not update or revise any forward-looking statements or comments, whether as a result of new information, future events or otherwise.

The Ten Group pty Limited (www.tencorporate.com.au) is owned in part by Ten Network Holdings Limited which is listed on the Australian Stock Exchange (ASX:
TNH).

CanWest Global Communications Corp. (NYSE: CWG; SX: CGS.S and CGS.A, www.CanWestglobal.com), an international media company, is Canada's largest media company. CanWest is Canada's largest publisher of daily newspapers, and also owns, operates and/or holds substantial interests in conventional television, out-of-home advertising, specialty cable channels, Web sites and radio networks in Canada, New Zealand, Australia, Ireland and the United Kingdom.



For further information: contact:
Geoffrey Elliot, Vice President, Corporate Affairs,
Tel: (204) 956-2025,
Fax: (204) 947-9841
Email: gelliot@canwest.com